Exhibit 99.1

Sapiens Reports Second Quarter 2025 Financial Results

Rochelle Park, NJ, August 13, 2025 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced its financial results for the second quarter ended June 30, 2025.

Summary Results for Second Quarter 2025 (USD in millions, except per share data)

	GAAP			Non-GAAP
	Q2 2025	Q2 2024	% Change	Q2 2025	Q2 2024	% Change
Revenue	$141.6	$136.8	3.5%	$141.6	$136.8	3.5%
Gross Profit	$61.9	$60.1	3.0%	$64.8	$62.5	3.8%
Gross Margin	43.7%	43.9%	-20 bps	45.8%	45.7%	10 bps
Operating Income	$16.8	$21.9	-23.2%	$23.1	$24.8	-7.1%
Operating Margin	11.9%	16.0%	-410 bps	16.3%	18.2%	-190 bps
Net Income (*)	$14.2	$18.6	-23.6%	$19.3	$21.0	-8.2%
Diluted EPS	$0.25	$0.33	-24.2%	$0.34	$0.37	-8.1%

(*) Attributable to Sapiens’ shareholders

Roni Al-Dor, President and CEO of Sapiens, stated, “In the second quarter of 2025, we continued to execute on our strategic priorities, securing new deals and strengthening customer relationships across our Life, P&C, and Reinsurance segments. Our insurance platform supports insurers in advancing digital transformation, improving operational efficiency, and adopting AI-driven innovation.”

Mr. Al-Dor continued, “During the quarter, we completed the acquisitions of Advantage Go and Candella, acquisitions that strengthen our P&C and Life growth. We reiterate our priority to continue platform innovation, increase cross-selling, accelerate cloud adoption, and expand the Life & Annuities business globally, all of which will serve as catalysts to accelerated growth in 2026.”

Quarterly Results Conference Call

Following our announcement that Sapiens has entered into a definitive agreement to be acquired by Advent, Sapiens will forgo its Q2 2025 Earnings Call scheduled for today.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP revenue, ARR, non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributed to Sapiens shareholders, non-GAAP basic and diluted earnings per share, Adjusted EBITDA and Adjusted Free Cash-Flow.

Sapiens believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Sapiens’ financial condition and results of operations. The Company’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends, and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of capitalized software development and other intangible assets, capitalization of software development, stock-based compensation, compensation related to acquisition and acquisition-related costs, and tax adjustments related to non-GAAP adjustments.

Management of the Company does not consider these non-GAAP measures in isolation, or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations, as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures.

To compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Sapiens urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables of this release.

The Company defines Annual Recurring Revenue (“ARR”) as the annualized value of our revenue from customer subscriptions, term licenses, maintenance, application maintenance, and cloud solutions, which may not be the same as the timing and amount of revenue recognized. The ARR run rate is equal to the product of (i) the sum of these revenues in our most recently completed fiscal quarter, multiplied by (ii) four.

The Company defines Adjusted EBITDA as net profit, adjusted to stock-based compensation expense, depreciation and amortization, capitalization of software development costs, compensation expenses related to acquisition and acquisition-related costs, financial expense (income), provision for income taxes and other income (expenses). These amounts are often excluded by other companies as well, in order to help investors understand the operational performance of their business.

The Company uses Adjusted EBITDA as a measurement of its operating performance, because it assists in comparing the operating performance on a consistent basis by removing the impact of certain non-cash and non-operating items. Adjusted EBITDA reflects an additional way of viewing aspects of the operations that the Company believes, when viewed with the GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting its business. The Company uses Adjusted Free Cash-Flow as a measurement of its operating performance, and reconciles cash-flow from operating activities to Adjusted Free Cash-Flow, while reducing the amounts for capitalization of software development costs and capital expenditures. The Company adds back cash payments made for former acquisitions in respect of future performance targets and retention criteria as determined upon acquisition date of the respective acquired company, which were included in the cash-flow from operating activities. We believe that Adjusted Free Cash-Flow is useful in evaluating our business, because Adjusted Free Cash-Flow reflects the cash surplus available to fund the expansion of our business.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global leader in intelligent insurance SaaS-based software solutions. With Sapiens’ robust platform, customer-driven partnerships, and rich ecosystem, insurers are empowered to future-proof their organizations with operational excellence in a rapidly changing marketplace. Our SaaS-based Solutions help insurers harness the power of AI and advanced automation to support core solutions for property and casualty, workers’ compensation, and life insurance, including reinsurance, financial & compliance, data & analytics, digital, and decision management. Sapiens boasts a longtime global presence, serving over 600 customers in more than 30 countries with its innovative offerings. Recognized by industry experts and selected for the Microsoft Top 100 Partner program, Sapiens is committed to partnering with our customers for their entire transformation journey and is continuously innovating to ensure their success. For more information visit sapiens or follow us on LinkedIn

Investor and Media Contact
Yaffa Cohen-Ifrah
Chief Marketing Officer and Head of Investor Relations, Sapiens
Mobile: +1 917-533-4782
Email: Yaffa.cohen-ifrah@sapiens.com

Investor Contact
Kimberly Rogers
Managing Director, Hayden IR
Phone: +1 541-904-5075
Email: kim@HaydenIR.com

Forward Looking Statements

Certain matters discussed in this press release are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, and are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company. While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, which we filled with the SEC on March 31, 2022, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	141,602	136,800	277,707	271,049
Cost of revenue	79,711	76,696	155,156	153,385

Gross profit	61,891	60,104	122,551	117,664

Operating expenses:
Research and development, net	18,833	16,809	35,109	33,330
Selling, marketing, general and administrative	26,261	21,412	49,449	41,929
Total operating expenses	45,094	38,221	84,558	75,259

Operating income	16,797	21,883	37,993	42,405

Financial and other (income) expenses, net	(1,270)	(1,109)	(2,600)	(2,201)
Taxes on income	3,681	4,375	8,173	8,488

Net income	14,386	18,617	32,420	36,118

Attributable to non-controlling interest	154	-	252	141

Net income attributable to Sapiens’ shareholders	14,232	18,617	32,168	35,977

Basic earnings per share	0.25	0.33	0.58	0.65

Diluted earnings per share	0.25	0.33	0.57	0.64

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	55,897	55,797	55,892	55,771

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	56,070	56,163	56,042	56,072

SAPIENS INTERNATIONAL CORPORATION N.V. AND SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP revenue	141,602	136,800	277,707	271,049
Valuation adjustment on acquired deferred revenue	-	-	-	-
Non-GAAP revenue	141,602	136,800	277,707	271,049

GAAP gross profit	61,891	60,104	122,551	117,664
Amortization of capitalized software	1,675	1,569	3,186	3,114
Amortization of other intangible assets	1,272	808	2,096	2,587
Non-GAAP gross profit	64,838	62,481	127,833	123,365

GAAP operating income	16,797	21,883	37,993	42,405
Gross profit adjustments	2,947	2,377	5,282	5,701
Capitalization of software development	(1,788)	(1,823)	(3,730)	(3,540)
Amortization of other intangible assets	2,094	1,223	3,654	2,456
Stock-based compensation	845	811	1,692	1,583
Acquisition-related costs *)	2,182	365	2,743	494
Non-GAAP operating income	23,077	24,836	47,634	49,099

GAAP net income attributable to Sapiens’ shareholders	14,232	18,617	32,168	35,977
Operating income adjustments	6,280	2,953	9,641	6,694
Taxes on income	(1,207)	(529)	(1,825)	(1,209)
Non-GAAP net income attributable to Sapiens’ shareholders	19,305	21,041	39,984	41,462

(*)	Acquisition-related costs pertain to charges on behalf of M&A agreements related to future performance targets and retention criteria, as well as third-party services, such as tax, accounting and legal rendered until the acquisition date.

Adjusted EBITDA Calculation
U.S. dollars in thousands

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024

GAAP operating profit	16,797	21,883	37,993	42,405

Non-GAAP adjustments:
Amortization of capitalized software	1,675	1,569	3,186	3,114
Amortization of other intangible assets	3,366	2,031	5,750	5,043
Capitalization of software development	(1,788)	(1,823)	(3,730)	(3,540)
Stock-based compensation	845	811	1,692	1,583
Compensation related to acquisition and acquisition-related costs	2,182	365	2,743	494

Non-GAAP operating profit	23,077	24,836	47,634	49,099

Depreciation	1,064	1,095	2,036	2,192
Adjusted EBITDA	24,141	25,931	49,670	51,291

Summary of NON-GAAP Financial Information
U.S. dollars in thousands (except per share amounts)

	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024

Revenues	141,602	136,105	134,305	137,025	136,800
Gross profit	64,838	62,995	62,692	62,809	62,481
Operating income	23,077	24,557	24,468	25,101	24,836
Adjusted EBITDA	24,141	25,529	25,359	26,389	25,931
Net income to Sapiens’ shareholders	19,305	20,679	20,710	21,091	21,041

Diluted earnings per share	0.34	0.37	0.37	0.37	0.37

Annual Recurring Revenue (“ARR”)

U.S. dollars in thousands

	Three months ended
	June 30,
	2025	2024
Annual Recurring Revenue	199,646	168,593

Non-GAAP Revenues by Geographic Breakdown
U.S. dollars in thousands

	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024

North America	59,782	56,871	56,753	55,755	57,918
Europe	70,095	67,480	65,624	69,281	66,072
Rest of the World	11,725	11,754	11,928	11,989	12,810

Total	141,602	136,105	134,305	137,025	136,800

Non-GAAP Revenue breakdown

U.S. dollars in thousands

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024

Software products and re-occurring post-production services (*)	109,859	98,044	217,916	192,285
Pre-production implementation services (**)	31,743	38,756	59,791	78,764

Total Revenues	141,602	136,800	277,707	271,049

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024

Software products and re-occurring post-production services (*)	58,439	52,237	117,931	102,577
Pre-production implementation services (**)	6,399	10,244	9,902	20,788

Total Gross profit	64,838	62,481	127,833	123,365

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024

Software products and re-occurring post-production services (*)	53.2%	53.3%	54.1%	53.3%
Pre-production implementation services (**)	20.2%	26.4%	16.6%	26.4%

Gross Margin	45.8%	45.7%	46.0%	45.5%

(*)	Software products and re-occurring post-production services include mainly subscription, term license, maintenance, application maintenance, cloud solutions and post-production services. This revenue stream is a mix of recurring and re-occurring in nature.

(**)	Pre-production implementation services include mainly implementation services before go-live, which are one-time in nature.

Adjusted Free Cash-Flow
U.S. dollars in thousands

	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024

Cash-flow from operating activities	1,873	25,353	42,109	13,083	8,545
Increase in capitalized software development costs	(1,788)	(1,942)	(1,759)	(1,834)	(1,823)
Capital expenditures	(1,003)	(366)	(419)	(1,125)	(666)
Free cash-flow	(918)	23,045	39,931	10,124	6,056

Cash payments attributed to acquisition-related costs(*) (**)	626	-	1,238	124	134

Adjusted free cash-flow	(292)	23,045	41,169	10,248	6,190

(*)	Included in cash-flow from operating activities

(**)	Acquisition-related payments pertain to charges on behalf of M&A agreements related to future performance targets and retention criteria, as well as completed or prospective third-party services, such as tax, accounting and legal rendered.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET

U.S. dollars in thousands

	June 30,	December 31,
	2025	2024
	(unaudited)	(unaudited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	64,541	163,690
Short-term bank deposit	10,000	52,500
Trade receivables, net and unbilled receivables	134,949	99,603
Other receivables and prepaid expenses	30,334	19,350
Total current assets	239,824	335,143

LONG-TERM ASSETS
Property and equipment, net	11,195	10,656
Severance pay fund	3,065	3,208
Goodwill and intangible assets, net	439,166	302,472
Operating lease right-of-use assets	22,766	20,746
Other long-term assets	23,628	19,486

Total long-term assets	499,820	356,568

TOTAL ASSETS	739,644	691,711

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	11,615	8,414
Current maturities of Series B Debentures	19,804	19,796
Accrued expenses and other liabilities	91,286	77,390
Current maturities of operating lease liabilities	7,284	6,440
Deferred revenue	44,697	37,543
Total current liabilities	174,686	149,583

LONG-TERM LIABILITIES
Series B Debentures, net of current maturities	-	19,792
Deferred tax liabilities	13,710	6,899
Other long-term liabilities	11,260	10,331
Long-term operating lease liabilities	18,289	17,719
Accrued severance pay	9,580	7,758
Total long-term liabilities	52,839	62,499

REDEEMABLE NON-CONTROLLING INTEREST	13,809	-

EQUITY	498,310	479,629

TOTAL LIABILITIES AND EQUITY	739,644	691,711

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW

U.S. dollars in thousands

	For the six months ended June 30,
	2025	2024
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	32,420	36,118
Reconciliation of net income to net cash provided by operating activities:
Depreciation of property and equipment	2,036	2,192
Amortization of intangible assets and capitalized software	8,936	8,157
Accretion of discount on Series B Debentures	12	22
Capital (gain) loss from sale of property and equipment	1	(9)
Stock-based compensation related to options issued to employees	1,692	1,583

Net changes in operating assets and liabilities, net of amount acquired:
Increase in trade receivables, net and unbilled receivables	(13,047)	(12,723)
Decrease in deferred tax liabilities, net	(1,874)	(1,428)
Decrease in other operating assets	1,011	3,445
Increase in trade payables	1,504	4,446
Decrease in other operating liabilities	(8,290)	(8,354)
Increase (decrease) in deferred revenues	1,966	(6,587)
Increase in accrued severance pay, net	859	171

Net cash provided by operating activities	27,226	27,033

Cash flows from investing activities:
Purchase of property and equipment	(1,399)	(1,146)
Proceeds from deposits	42,390	12,136
Proceeds from sale of property and equipment	27	14
Payments for business acquisitions, net of cash acquired	(106,189)	(375)
Capitalized software development costs	(3,730)	(3,540)

Net cash provided by (used in) investing activities	(68,901)	7,089

Cash flows from financing activities:
Proceeds from employee stock options exercised	-	98
Distribution of dividend	(37,037)	(15,635)
Repayment of Series B Debenture	(19,796)	(19,796)
Acquisition deferred payment	(455)	-
Acquisition of non-controlling interest	-	(4,131)

Net cash used in financing activities	(57,288)	(39,464)

Effect of exchange rate changes on cash and cash equivalents	(186)	1,272

Decrease in cash and cash equivalents	(99,149)	(4,070)
Cash and cash equivalents at the beginning of period	163,690	126,716

Cash and cash equivalents at the end of period	64,541	122,646

Debentures Covenants

As of June 30, 2025, Sapiens was in compliance with all of its financial covenants under the indenture for the Series B Debentures, based on having achieved the following in its consolidated financial results:

Covenant 1

▪	Target shareholders’ equity (excluding non-controlling interest): above $120 million.

▪	Actual shareholders’ equity (excluding non-controlling interest) equal to $498.3 million.

Covenant 2

▪	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for the Company’s Series B Debentures) below 65%.

▪	Actual ratio of net financial indebtedness to net capitalization equal to (12.25)%.

Covenant 3

▪	Target ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is below 5.5.

▪	Actual ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is equal to (0.54).